OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Strategic Hotels & Resorts, Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
86272T106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86272T106	Page	2	of	6

1	NAMES OF REPORTING PERSONS: ING Groep N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	5	SOLE VOTING POWER:

NUMBER OF		7,250,079 1 2 3

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,250,079 1 2 3

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,250,079

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
5,200 custodian shares
☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
1 7,236,437 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 13,642 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a trustee.
3 The numbers listed here include the ownership interests separately reported by ING Clarion Real Estate Securities L.P., a wholly owned indirect subsidiary of ING Groep N.V., in its Schedule 13G filing with the SEC dated on or about the date hereof.

CUSIP No.	86272T106	Page	3	of	6

Item 1(a).	Name of Issuer:

Strategic Hotels & Resorts, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

77 West Wacker Drive, Suite 4600
Chicago, IL 60601

Item 2(a).	Name of Person Filing:

ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

86272T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a) ☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f) ☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

CUSIP No.	86272T106	Page	4	of	6

(g) ☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.

(a) Amount beneficially owned:

See item 9 on Page 2

(b) Percent of class:
See item 11 on Page 2

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See item 5 on Page 2

(ii) Shared power to vote or to direct the vote:

See item 6 on Page 2

(iii) Sole power to dispose or to direct the disposition of:

See item 7 on Page 2

(iv) Shared power to dispose or to direct the disposition of:

See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No.	86272T106	Page	5	of	6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	86272T106	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

(Date)

ING GROEP N.V.

By:

/s/ K. de Wit

(Signature)

K. de Wit / Head of Compliance Operations

(Name/Title)

/s/ C. Blokbergen

(Signature)

C. Blokbergen / Head Legal Group

(Name/Title)